Exhibit A

(iii)   Other expenses (identify separately):

All figures are expressed in Canadian dollars.

Filing Fees	9,400
Transfer agent	2,108
Mailing/Printing	4,152
Tax consulting	20,000
Delaware agent services	195
Misc.	16,546
Credit facility costs	40,310
Total	92,711